Hennessy Capital Acquisition Corp.
10 South Wacker Drive
Suite 3175
Chicago, IL 60606

January 14, 2014

VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hennesy Capital Acquisition Corp.
Registration Statement on Form S-1
Filed December 20, 2013, as amended
File No. 333-192982

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hennessy Capital Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, January 16, 2014, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Date	/s/ Daniel J. Hennessy
Daniel J. Hennessy
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP